UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of CMB.TECH NV (“CMB.TECH” or the "Company"), dated November 22, 2024, announcing that the acceptance period of the mandatory public takeover bid launched by CMB NV (“CMB”) for all shares in the Company not already owned by CMB or its affiliates (the “Reopening”) expired on November 21, 2024. During the acceptance period, 1,579,159 shares in the Company were tendered in the Reopening.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: November 22, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer